October 28, 2024

Mitchell Mechigian
Chief Executive Officer
Fifth Era Acquisition Corp I
PO Box 1093 Boundary Hall
Cricket Square, Grand Cayman
KY1-1102, Cayman Islands

       Re: Fifth Era Acquisition Corp I
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 23, 2024
           CIK No. 0002025401
Dear Mitchell Mechigian:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2024 letter.

Amended Draft Registration Statement Submitted September 23, 2024
Risk Factors
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a
Business Combination, page 51

1. We note your disclosure on pages 15 and 124 that in order to facilitate our initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement warrants or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions,
 October 28, 2024
Page 2

       or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
2. We note your response to prior comment 14, however the disclosure on pages 36,
       50, 55, and 131 of your prospectus still indicates that the initial shareholders, directors, officers, or their affiliates may elect to purchase public shares or warrants which may "influence a vote" on a proposed business combination. Please revise this disclosure to explain how these purchases may influence a vote if you intend that the initial shareholders, directors, etc. will represent that they will not vote in favor of approving a business combination.
Use of Proceeds, page 100

3. The proceeds after offering expenses under the over-allotment option exercised column of $231,400,000 does not properly foot. Please revise or advise. Dilution, page 104

4. Please revise the over-allotment liability amount under the 50%, 75% and maximum redemption columns to $340,209 and elsewhere, including the Capitalization table.
Management
Executive Officer and Director Compensation, page 150

5. We note your response to prior comment 20. Regulation S-K Item 402(a)(2) requires disclosure of compensation awarded to, earned by, or paid to Mr.
Mechigian,
       "including transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director." Please revise to disclose the compensation that may be paid to Mr.
       Mechigian, and describe the policies and material details regarding his compensation.
       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Mary Beth Breslin at 202-
551-3625 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.